CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
 SEPTEMBER 30, 2006

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2006	March 31, 2006
	(Unaudited)
ASSETS

Current assets
Cash and equivalents	$4,032,528	$4,537,933
Amounts receivable and prepaids	133,479	100,917
Balances receivable from related parties (note 6)	113,256	233,308
	4,279,263	4,872,158

Equipment (note 4)	27,849	36,951
Mineral property interests (note 5)	42,500	98,429

	$4,349,612	$5,007,538

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$77,232	$38,431

Shareholders' equity
Share capital	23,997,068	23,997,068
Contributed surplus	487,821	487,821
Deficit	(20,212,509)	(19,515,782)
	4,272,380	4,969,107
Nature of operations (note 1)

	$4,349,612	$5,007,538

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005

Expenses
Amortization	$1,989	$2,538	$3,979	$5,076
Conference and travel	42,526	252	42,832	252
Exploration (schedule)	301,176	1,084,506	393,629	2,483,893
Legal, accounting, and audit	6,127	44,378	9,694	49,622
Management and consulting	25,195	12,501	49,297	27,543
Office and administration	34,567	38,611	60,271	76,289
Property investigation	9,919	–	11,805	–
Salaries and benefits	63,051	155,779	112,552	240,546
Shareholder communication	22,394	26,449	30,843	50,324
Stock-based compensation - administration	–	(1,157)	–	(9,875)
Stock-based compensation - exploration	–	(991)	–	(6,407)
Trust and filing	4,741	6,487	5,539	8,469
	511,685	1,369,353	720,441	2,925,732

Other items
Foreign exchange gain	(9,997)	(42,641)	(2,891)	(46,194)
Loss on sale of equipment	–	–	1,678	–
Loss on sale of marketable securities	–	387	–	387
Mark-to-market adjustment on warrants	–	–	–	98,000
Write down of marketable securities	–	–	–	57,392
Write down of mineral property interest
(note 5(a))	–	–	55,929	–
Interest income and other	(34,941)	(25,003)	(78,430)	(61,672)
	(44,938)	(67,257)	(23,714)	47,913

Loss for the period	$466,747	$1,302,096	$696,727	$2,973,645

Deficit, beginning of period	$19,745,762	$17,346,428	$19,515,782	$15,674,879

Deficit, end of period	$20,212,509	$18,648,524	$20,212,509	$18,648,524

Basic and diluted loss per share	$0.01	$0.03	$0.01	$0.06

Weighted average number
of common shares outstanding	52,459,473	47,975,662	52,459,473	47,905,976

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Six months ended September 30
Cash provided by (used in)	2006	2005	2006	2005

Operating activities
Loss for the period	$(466,747)	$(1,302,096)	$(696,727)	$(2,973,645)
Items not involving cash
Amortization	1,989	2,538	3,979	5,076
Common shares issued for property fees	–	–	–	18,750
Loss on sale of equipment	–	–	1,678	–
Gain or loss on sale of marketable securities	–	387	–	387
Mark-to-market adjustment on warrants	–	–	–	98,000
Stock-based compensation	–	(2,148)	–	(16,282)
Write down of marketable securities	–	–	–	57,392
Write down of mineral property interest	–	–	55,929	–
Changes in non-cash working capital items
Amounts receivable and prepaids	(55,708)	13,197	(32,562)	(66,966)
Balances receivable from and payable to related parties	(11,544)	(63,843)	120,052	(134,595)
Accounts payable and accrued liabilities	39,606	150,480	38,801	(535,650)
Cash used in operating activities	(492,404)	(1,201,485)	(508,850)	(3,547,533)

Investing activities
Proceeds from sale of equipment	–	–	3,445	–
Proceeds from sale of marketable securities	–	2,119	–	2,119
Cash provided by investing activities	–	2,119	3,445	2,119

Financing activities
Issuance of share capital, net of costs	–	34,000	–	69,189
Cash provided by financing activities	–	34,000	–	69,189

Decrease in cash and equivalents	(492,404)	(1,165,366)	(505,405)	(3,476,225)

Cash and equivalents, beginning of period	4,524,932	5,024,520	4,537,933	7,335,379

Cash and equivalents, end of period	$4,032,528	$3,859,154	$4,032,528	$3,859,154

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$–	$–	$–	$–
Taxes paid	$–	$–	$–	$–

Non cash financing and investing activities:
Issuance of common shares for property option fees	$–	$–	$–	$18,750

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

All Properties	Three months ended September 30		Six months ended September 30
	2006	2005	2006	2005

Exploration Cost
Assays and analysis	$22,953	$104,956	$32,967	$155,172
Drilling	–	18,462	–	86,526
Environmental	–	–	197	–
Equipment rental	15,733	131,531	18,827	131,531
Freight	557	9,701	557	17,838
Geological	178,148	376,815	236,611	1,034,009
Graphics	472	8,110	2,006	22,204
Helicopter	29,341	71,245	29,341	150,883
Property fees and assessments	–	1,280	200	3,310
Property option payments	–	–	–	78,750
Site activities	34,594	344,605	51,106	736,410
Travel and accommodation	19,378	17,801	21,817	67,260
Incurred during period	301,176	1,084,506	393,629	2,483,893
Cumulative expenditures, beginning of the period	15,253,216	11,836,137	15,160,763	10,436,750
Cumulative expenditures, end of the period	$15,554,392	$12,920,643	$15,554,392	$12,920,643

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2006 as filed on SEDAR (www.sedar.com).

Operating results for the three and six month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2007 or for any other period.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

All material inter-company balances and transactions have been eliminated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars)

3.	MARKETABLE SECURITIES

			Market
	Number	Book value	value
March 31 and September 30, 2006
ComWest Enterprise Corp (“ComWest”). warrants	12,426	–	–
Total		$–	$–

The Company did not exercise the 12,426 ComWest warrants which expired on July 17, 2006.

4.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
September 30, 2006
Vehicles	$24,514	$(19,391)	$–
Site equipment	77,551	(49,702)	27,849
Total	$102,065	$(69,093)	$27,849

March 31, 2006
Vehicles	$24,514	$(19,391)	$5,123
Site equipment	77,551	(45,723)	31,828
Total	$102,065	$(65,114)	$36,951

5.	MINERAL PROPERTY INTERESTS

Property	Balance	Written down	Balance
Acquisition Costs	March 31, 2006	during the year	September 30, 2006
British Columbia,
Canada
Buck (a)	$ 55,929	$ (55,929)	$ –
Nechako	42,500	–	42,500
Total	$ 98,429	$ (55,929)	$ 42,500

(a)	Buck Property, British Columbia

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars)

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”, then GMD Resource Corp.), pursuant to which Chatworth could earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2004, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares, with a value of $5,000, were credited against the acquisition cost of the property. Subsequently, Chatworth completed a 6-for-1 share consolidation. The fair value of the Chatworth warrants was estimated on the TSXV acceptance date at $5,000 and has been credited against the acquisition cost of the property.

Chatworth did not perform its obligations under the July 2004 option agreement causing the agreement to lapse. Chatworth had since amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. In November 2005, Chatworth amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants, which entitled the Company to acquire a ComWest Class “B” voting common share at $1.207 per share until July 16, 2006. These warrants expired unexercised.

The Company has allowed the property to lapse and a write down of $55,929 to the Buck property interest was made during the period ended June 30, 2006.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	September 30, 2006	March 31, 2006
Hunter Dickinson Inc.	$113,256	$233,308

	Three months ended		Six months ended
	September 30		September 30
Transactions	2006	2005	2006	2005
Services rendered and expenses reimbursed:
Hunter Dickinson Inc.	$226,694	$525,984	$369,032	$1,128,864
Hunter Dickinson Group Inc.	–	3,200	–	6,400